HARBOR ISLAND DEVELOPMENT CORP.

June 15, 2010

John Reynolds & Edwin Kin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Registration Statement on Form S-1

File No. 333-166522

Submitted on May 5, 2010

Dear Mr. Reynolds:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of June 1, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 1, 2010.

General

1.

The Florida Secretary of State’s office website indicates that Island Stuff USA, LLC’s manager/member is Steve Ross. Please revise to clarify the ownership or control person of Island Stuff USA in the appropriate places in the registration statement, including the Prospectus Summary, Risk Factors, Business, Property, and Related Party sections. Please clearly indicate, if true, that Steve Ross is the brother of your sole officer and director, Don Ross. Also, please add a risk factor to discuss the risks to shareholders for any related party transaction with Island Stuff USA and the key role the distribution agreement with Island Stuff USA plays in your business plans.

RESPONSE:

We have revised the Filing to reflect that Island Stuff USA is owned by Mr. Steve Ross, our founder's brother. We have included two risks factors in the original Filing captioned "Our Business is Limited to a Single Product Line" and "Island Stuff USA Distributor Agreement." Each risk factor illuminates the dependence on Island Stuff USA as our sole supplier and the risks associated therewith.

2.

We note that you have a sole officer and director, yet you often refer to your officers or directors in plural. As a nonexclusive example, please refer to pages 18 through 20. Please revise references to your current officer and director to not imply that you have more than one.

RESPONSE:

We have removed any implication that we have more than one officer and/or director.

Prospectus Cover Page, page 3

3.

Please revise to disclose the date of the prospectus, as required by Item 501(b)(9) of Regulation S-K.

RESPONSE:

We have added the date, subject to completion, on the Prospectus Cover Page.

Prospectus Summary, page 5

4.

Please clarify here whether you have commenced operations or are still in the development stage. You should also clarify whether you have any revenues or income from existing products and your need further funding to develop your business plan.

RESPONSE:

We have added language relating the fact that we are a development stage company and that we will need additional financing to continue our plan of operation.

Risk Factors, page 6

5.

Please remove the reference on page 10 that the “foregoing list of risk factors does not purport to be a complete explanation of the risks involved in this offering.” The risk factors section should disclose all material risks.

RESPONSE:

We believe that the Risk Factors section should illuminate the risks associated with the offering, but that the limiting language, taken in context with the entirety of the paragraph, directs the reader to the rest of the Filing, which taken as a whole sets forth the totality of risk associated with any investment in the Company.

6.

Please add a risk factor that addresses the risks associated with your liquidity and the risk that your existing capital and funding resources will be insufficient to fund your proposed operations and losses from operations.

RESPONSE:

We have included Risk Factors relating to lack of liquidity and our potential inability to obtain additional funding.

7.

Please add a risk factor that addresses the dilution that your shareholders will incur upon purchase of your securities.

RESPONSE:

We have added the requested risk factor.

8.

Please add a risk factor to discuss your officer’s lack of apparel industry expertise and your dependence on consultants as disclosed on page 5.

RESPONSE:

We have added the requested risk factor.

Use of Proceeds, page 11

9.

Please revise to reflect the $11,500 offering expenses now disclosed in the summary.

RESPONSE:

We have revised the Filing accordingly.

10.

We note your disclosure that the proceeds from this offering will allow you to operate for 12 months. In your Management Discussion & Analysis section that you estimate your expenses will be $100,000 in the next 12 months and you will require additional capital. Please reconcile.

RESPONSE:

The proceeds from the offering will allow the Company to initiate its business plan. This plan includes seeking out and effectuating sales of its licensed products. Any revenue generated from the sale of our licensed products will be used in the operation of the business and to offset the costs anticipated in the operation of the business. Nevertheless, we have revised the Filing to reflect that the funds may only allow us to operate for a period of 10-12 months.

11.

Please revise to clarify what you mean by your “business plan.” Further, please provide further specificity for your Business Development and Working Capital expenditures, including the principal uses and dollar amounts of those uses.

RESPONSE:

The reference to our "business plan" is meant to convey the plan under which we intend to conduct our business, including the plan set forth in the Filing. Further, we have not assessed any specific uses for any funds that may/or may not be raised. As is stated throughout the Filing, Management will have the sole discretion to determine how, and on what, any such funds raised thereunder shall be allocated. However, we have added language addressing the steps we intended to take to achieve our long-term goals.

12.

Please add disclosure to address the priorities of the uses of proceeds and the dollar amounts of such uses assuming you receive less than the maximum amount in the offering. Please address the sale of a nominal amount of securities up to the maximum amount.

RESPONSE:

We have revised the Filing accordingly.

13.

You now disclose that offering proceeds will fund 12 months of operations. If proceeds are less than the maximum, please address the time period which they will fund. Please address the range of proceeds, from the nominal to the maximum amount.

RESPONSE:

Please see our response to comment 10.

Plan of Distribution, page 11

14.

Please revise to identify your transfer agent.

RESPONSE:

We have included the requested information regarding the Company's transfer agent under the section captioned "Description of Securities" as it is our belief that this section would more appropriately convey the information regarding our transfer agent.

Dilution, page 12

15.

Please provide dilution amounts based on a range of offering proceeds, including a nominal amount of proceeds.

RESPONSE:

 We have revised the Filing to include dilution amounts for 100% subscription of our offering (1,500,000 shares), 50% of our offering (750,000 shares) and 30% of our offering (500,000 shares).

Description of Property, page 13

16.

Please identify who provides you office space and provide disclosure concerning this arrangement. If it is an informal arrangement, please disclose whether the owner or leaseholder of your office space may terminate this arrangement at any time. Also, please consider whether related party disclosure is required under Item 404 of Regulation S-K.

RESPONSE:

The Filing states our sole supplier provides us with office space. We have amended the Filing to clarify that we do not pay for this space. We have included a summary of this arrangement in the Section captioned "Related Party Transactions."

17.

Exhibit 10.2 references a Carson City, Nevada address for Harbor Island. Please clarify whether you have or had an office or operations in Carson City.

RESPONSE:

This is the address of our registered agent in the State of Nevada. We used the address for our pre-incorporation activities so that any correspondences would be received by the Company since at the time of entering into the agreement we had not established our corporate headquarters.

Business, page 14

18.

Please revise this section and your Prospectus Summary to clarify what operating activities you have performed as of today’s date and what products you currently offer, if any. Your marketing plans and your growth strategy discussed here and in the Prospectus Summary appear to only discuss prospective plans in the future. If you are still in the developmental state with no operations, other than organizing activities, please clearly state so.

RESPONSE:

We have revised the Filing accordingly.

19.

In various places in the prospectus, you refer to your “Business Plan.” Please clearly describe your business plan, including providing specific milestones for your business, the estimated costs associated with each milestone, and the time frame of each milestone. To the extent the time frame is dependent upon future financing, please discuss what would occur if such financing does not become available.

RESPONSE:

Any reference to our business plan is merely a reference to the plan by which we are intending to develop our business as set forth throughout the Filing. We have not identified any milestones or timeframes in the Filing as Management has not determined that there are any specific milestones the Company is working towards, other that the intended business plan as discussed in the Filing. Our business is dependent on our ability to sell our products, without that we will fail (this point is expressed throughout the Filing many times) our business is not milestone driven, we are not traditional brick and mortar where the opening of a store would be a milestone, we are not technology driven where the launching of our website will be considered a milestone. We are intending to be a reseller of clothing, thus our only milestone that matters is selling product. We believe that the Filing discloses our plan of operation and risks associated therewith sufficiently to allow any potential investor to make an informed decision regarding an investment in the Company and including artificially manufactured milestones would be misleading.

20.

In discussing your business plan, please focus on your plans for the next 12 months and the current levels of funding from this offering. We note your disclosure mentions your potential business to be in wholesale, retail, distribution to other retailers, and web-site sales. Please revise here and your Prospectus Summary to indicate what activities you will be able to perform with your current cash position and the proceeds from the offering in the next 12 months. This discussion should include your use of consultants that you describe on page 5. Also, please clarify whether your first year of operations will primarily be devoted to distribute products form Island Stuff USA. In your disclosure, please detail how the nature and extent of your activities will vary based upon the level of proceeds received in the offering.

RESPONSE:

We have added additional verbiage relating to our planned business operations over the coming months.

21.

To the extent any of your long terms business development plans are dependent on proceeds from current or future operations or future funding, please balance your disclosure appropriately to clearly disclose that such activities, products, or operations may not occur or are speculative.

RESPONSE:

We have added additional language relating to the speculative nature of our business.

22.

Please revise to provide further details of the Island Stuff USA line of products, including the current reach of their products, whether Island Stuff USA sells its products directly to consumers, and the number of other distributors of its products.

RESPONSE:

We have no access to information relating to the Island Stuff USA business. The simple fact that this business is owned by our founder's brother does not entitle us to any information relating to the operations of Island Stuff; we are simply a distributor.

23.

We note your disclosure on page 15 and your Prospectus Summary that you signed a distribution agreement with Island Stuff USA on March 12, 2010, but you were incorporated on March 19, 2010. Please reconcile this discrepancy and file the executed distribution agreement with your next amendment. We also note that Annex A of the distribution agreement was not filed.

RESPONSE:

We entered into the agreement prior to incorporation, as the execution of the agreement was instrumental to the business. Upon incorporation the Company duly adopted the actions of our incorporator taken on behalf of the Company prior to incorporation, including the execution of the distributor agreement. Annex A was not included in the Filing as this it is the entire Island Stuff USA catalog, which can be viewed on the Island Stuff USA website at www.islandstuffusa.com.

Management Discussion and Analysis, page 16

Liquidity and Capital Resources, page 17

24.

Please revise your Liquidity and Capital Resources discussion to discuss your cash needs for the next 12 months. For example, your management fees payable to Don Ross and notes payable to Steve Ross and Alpha Eagle Development Ltd. are not discussed, as you focus your discussion on your expenses in the next 12 months. Also, please provide further details of your projected Business Development and Marketing & Advertising expenses, including basis for your projections.

RESPONSE:

We have revised our expected cash needs for the next 12 months to include the expected cash outflow from the repayments of note payables to Steve Ross and Alpha Eagle Development Ltd. of $17,000. Management fees to Don Ross are expected to be settled by common shares until such time where the Company becomes more cash stable. We have revised the Filing to proved detail regarding our projected Business Development and Marketing & Advertising expenses.

25.

We note you estimate your expenses over the next 12 months to be approximately $100,000. However, we also note form page 11 that you anticipate that the proceeds of $75,000 from the offering will allow you to operate for 12 months. Please revise to describe how you intend to fund the difference.

RESPONSE:

Please see our prior responses to comment number 10. We have stated throughout the Filing, we intend to generate revenue and in the interim, if necessary, we will seek out funding from any and all sources that may be available to us, including debt or equity financing.

26.

We note that there is substantial doubt regarding your ability to continue as a going concern. Please describe in detail management’s plans to continue the business as a going concern and describe the consequences to your business if you are unable to raise additional financing.

RESPONSE:

We believe that the Filing, in its entirety, expresses the Company's plan to continue the business as a going concern. Throughout the Filing the Company warns that any investment may be lost should the Company's business plan fail or if the Company is unable to raise additional capital.

Directors, Executive Officers, Promoter and Control Persons, page 18

27.

We note that Don Ross will devote 15 to 20 hours per week to Harbor Island. Please revise to clarify Mr. Ross’s other business ventures that currently occupy his time. Also, please revise to describe the business operations of BDM Marketing Company and clearly indicate Mr. Ross’s role with the firm (other than as a passive investor).

RESPONSE:

We have amended the Filing accordingly.

28.

Please revise to provide a brief description or a definition of a “Feeder Division.”

RESPONSE:

We have removed the reference to Feeder Division, as we believe a description of UPS's feeder division would not augment the current disclosure.

Executive Compensation, page 19

29.

We note that Don Ross was issued $5,000 worth of common stock for “management fees” on March 19, 2010. Please advise us why this compensation is not listed in your summary compensation table.

RESPONSE:

We have revised the Filing accordingly.

30.

Please revise to disclose all material terms of your management agreement(s) with Don Ross. We note on page II-2 you refer to a management agreement dated March 19, 2010 where Don Ross was to receive 5,000,000 shares of common stock, valued at $5,000, for management services for the next 12 months. However, these terms and the disclosure on page 19 is inconsistent with Exhibit 10.1. Please revise to reconcile these discrepancies and file all management agreements as a material agreement, as required by Item 601 of Regulation S-K.

RESPONSE:

We have revised the Filing accordingly.

31.

Please revise to clarify whether the management agreement filed as Exhibit 10.1 has been executed and disclose when it has or will commence. Further, principal terms of Exhibit 10.1, such as sections, three, four, and six, should be summarized in your prospectus, including how the conversion rate will be determined and what are the “affiliates” of Mr. Ross. Also, please consider whether any of these provisions require one or more risk factors. We may have further comment.

RESPONSE:

As stated throughout the Filing, the Management Agreement was entered into on March 19, 2010. We have provided brief summaries of the requested provisions. There are no "affiliates" of Mr. Ross identified at this time.

Director Independence, page 20

32.

Please revise to clarify whether you have compensation, audit, or nominating committees, as required by Item 407(a) of Regulation S-K.

RESPONSE:

We have revised the Filing accordingly.

Significant Employees, page 20

33.

On page 20, you identify Don Ross as an “independent contractor” and not an employee. In light of Don Ross’s duties and your management agreements(s), please add disclosure to explain why Mr. Ross is not an employee. Further, please disclose any differences in responsibilities or liabilities as a result of his non-employee status.

RESPONSE:

We are not aware of any circumstance that would make Mr. Ross an employee, as he is the sole-officer and director of the Company with complete control of the operations and actions being undertaken by the Company. The IRS has identified three categories which determine if an individual is an employee or an independent contractor these are as follows: (i) Behavioral Control, (ii) Financial Control, and the (iii) Relationship of the Parties. Each of these factors relate to the position of relative authority between the parties, here Mr. Ross is the sole-officer of the corporation and without him, as is disclosed throughout the Filing, the corporation would be significantly negatively impacted. It is the Company's position that any suggestion that the sole-owner, officer and director is an employees of that corporation is patently invalid unless the individual has endeavored to become an employee through executing employment agreements or the Filing of the necessary documents with the IRS and State tax authorities relating to their employment. Here, Mr. Ross is most certainly not an employee.

We require further guidance relating to the comment, as we are unaware of any differences in responsibilities or liabilities as a result of Mr. Ross not electing to be a statutory employee.

Certain Relationships and Related Transactions, page 21

34.

It appears that you have several related party transactions, such as your management agreement(s), your note payable to Steve Ross, and your various transactions with Island Stuff, USA. Please revise to provide the disclosure required by Item 404 of Regulation S-K.

RESPONSE:

We have added information relating to the related party transactions.

35.

Please provide the information required by Item 404(c) of Regulation S-K.

RESPONSE:

We have not had, in or three month history, any relationship with any promoter and our belief is that the balance of Item 404(c) is inapplicable to us.

Legal Matters, page 21

36.

Please revise to provide the information required by Item 103 of Regulation S-K. We note this section merely repeats the first paragraph of your Interests of Named Experts and Counsel section.

RESPONSE:

We have amended the Filing accordingly.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

37.

We note the audit report refers the Company as “an exploration state company.” Please revise to refer the Company as a development stage company.

RESPONSE:

We have revised our Filing accordingly.

Balance Sheet, page F-3

38.

Please present separately on the face of the balance sheet any notes payable from related parties.

RESPONSE:

We have revised our Filing to separately present the notes payable issued to the brother of the President of the Company for $8,063 and have revised our note disclosure in Note 3(b) to recognize the note payable as related party.

Statement of Expenses, page F-4

39.

Please revise the title of this statement to Statement of Operations.

RESPONSE:

We have revised our Filing accordingly.

Notes to the Financial Statements, page F-7

Note 3. Note Payable, page F-9

40.

We note you disclose that both of your notes payable are due on demand. However, we also note from page II-2 and Exhibits 10.3 and 10.4 that your notes are due on or before April 23, 2011 with a right of prepayment. Please revise your footnote to include the due date with a right of prepayment. In addition, disclose when you issued and received the proceeds from these notes. We also note from page II-2 that the $8,100 note was issued on April 23, 2010, please tell us why this note is classified as outstanding in your financial statements as of March 31, 2010 or revise.

RESPONSE:

As at March 31, 2010, the original note agreements were due on demand. On April 23, 2010, the note agreements were amended to fix the repayment date at one year from the date of revision (April 23, 2011). We have revised our wording on page II-2

Part II

Recent Sales of Unregistered Securities, page II-2

41.

You reference that your private sales of securities were exempt from registration by either Section 4(2) of the Securities Act and/or Regulation D. We note there are no Form D filings on Edgar. Please revise to clarify whether any of your private transactions were exempt pursuant to Regulation D.

RESPONSE:

We included the connector and/or to imply that we will use either the 4(2) exemption and/or the safe-harbor to Section 4(2) as provided under Regulation D. Accordingly, we will be relying on Section 4(2).

Exhibits

42.

Please file your form of stock certificate pursuant to Item 601(b)(4) of Regulation S-K.

RESPONSE:

We have included a Specimen Stock Certificate as an exhibit.

Exhibits 5.1

43.

We note your legal opinion disclaims opining on any laws except for the Nevada Revised Statutes. Please resubmit a legal opinion that clarifies that counsel is also opining on the Nevada corporate law, including relevant case law. Further, please clarify that the opinion addresses the Nevada constitution, or explain why Nevada corporate law does not encompass the Nevada constitution.

RESPONSE:

We have included a revised opinion.

Exhibit 23.1

44.

We note that the consent of your independent registered public accounting firm refers to your financial statements as of June 30, 2009 which are not included in the filing. The consent should refer to financial statements included in the filing. Please advise your accountants and file an appropriately revised consent.

RESPONSE:

We have received and filed a revised consent from our Auditors.

In connection with the Company’s responding to the comments set forth in the April 6, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross

President, Secretary and Director